UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

SINOVAC BIOTECH LTD.

(Name of Subject Company)

SINOVAC BIOTECH LTD.

(Name of Person Filing Statement)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

P8696W104

(CUSIP Number of Class of Securities)

Nan Wang

Chief Financial Officer

No. 39 Shangdi Xi Road

Haidian District, Beijing 100085

People’s Republic of China

Tel: +86-10-5693-1800

Fax: +86-10-5693-1800

E-mail: ir@sinovac.com

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person Filing Statement)

Copies to:

Christopher R. Drewry, Esq.

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, IL 60611

United States

Tel: +1 312-876-7700

Benjamin Su, Esq.

Zheng Wang, Esq.

Latham & Watkins LLP

18th Floor, One Exchange Square

8 Connaught Place

Central, Hong Kong

+852 2912-2500

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Schedule 14D-9 relates to the tender offer (the “Tender Offer”) by Alternative Liquidity Index LP (“Alternative Liquidity”) pursuant to which Alternative Liquidity has offered to purchase, subject to certain terms and conditions, up to 10,000,000 common shares (“Shares”), of Sinovac Biotech Ltd. (the “Company”), at a price of $0.03 per Share, in cash, less any applicable withholding taxes and without interest (the “Offer Price”). The Tender Offer is on the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) attached as Exhibit (a)(1) to the Tender Offer Statement on Schedule TO filed by Alternative Liquidity with the United States Securities and Exchange Commission (the “SEC”) on August 25, 2023 (as amended from time to time and together with the exhibits thereto, the “Schedule TO”).

As discussed below, the board of directors of the Company (the “Board of Directors”) unanimously recommends that the Company’s shareholders (the “Shareholders”) reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

Item 1.	Subject Company Information

The name and the address of the Company and telephone number of its principal executive offices is as follows:

Sinovac Biotech Ltd.

No. 39 Shangdi Xi Road

Haidian District, Beijing 100085

Phone Number: +86-10-8279-9800

The title of the class of equity securities to which the Tender Offer relates is the Company’s common shares, $0.001 per share (“common shares”), of which there were 99,638,043 common shares outstanding as of June 30, 2023.

Item 2.	Identity and Background of Filing Person

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by Alternative Liquidity pursuant to which Alternative Liquidity has offered to purchase, subject to certain terms and conditions, up to 10,000,000 Shares at the Offer Price. The Tender Offer is on the terms and subject to the conditions set forth in the Offer to Purchase attached as Exhibit (a)(1) to the Tender Offer Statement on Schedule TO.

According to the Schedule TO, unless the Tender Offer is extended by Alternative Liquidity, it will expire on September 29, 2023, at 11:59 p.m., New York City time (the “Expiration Date”). According to the Schedule TO, its business address and telephone number is: 11500 Wayzata Blvd. #1050, Minnetonka, MN 55305; telephone number: (888) 884-8796

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and Alternative Liquidity and its executive officers, directors or affiliates.

Item 4.	The Solicitation or Recommendation

(a) Solicitation or Recommendation

The Board of Directors has thoroughly and carefully reviewed and analyzed the terms of the Tender Offer. Based on its review, the Board of Directors has determined that the Tender Offer is not advisable and is not in the best interests of the Company or its Shareholders. Accordingly, the Board of Directors recommends that the Shareholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Shareholder must evaluate whether to tender its Shares to Alternative Liquidity pursuant to the Tender Offer and that because there is no trading market for the Shares, a Shareholder may determine to tender based on, among other considerations, its individual liquidity needs. In addition, the Board of Directors believes that in making a decision as to whether to tender its Shares to Alternative Liquidity pursuant to the Tender Offer, each Shareholder should keep in mind that the Board of Directors makes no assurances with respect to the timing of or ability to provide liquidity to the Shareholders or the future value of the Shares.

(b) Reasons for the Recommendation

The Board of Directors took into account the following information in evaluating the merits of the Tender Offer and in support of its recommendation that the Shareholders reject the Tender Offer and not tender their Shares in the Tender Offer:

1.	The Company believes the implied valuation based on the Offer Price is less than the value of the Company’s assets. The Board of Directors believes that the Company has strong cash reserves and short-term investments. As of June 30, 2023, cash and cash equivalents and restricted cash totaled $1.6 billion. This amount of cash and cash equivalents represents approximately $14.40 per share, based on the number of common shares and series B convertible preferred shares outstanding as of June 30, 2023. In addition, as of June 30, 2023, the Company’s short term investments totaled $9.4 billion. The Company also posted $14.0 million of net income attributable to common shareholders, or $0.14 per basic and $0.15 per diluted share, in the six-month period ended June 30, 2023.

2.	Alternative Liquidity acknowledges that it does not have any accurate means for determining the present value of the Company’s Shares. Alternative Liquidity further states that it determined the Offer Price by analyzing “a number of quantitative and qualitative factors.” Alternative Liquidity further states that it “has not performed or commissioned any appraisal, or engaged any independent financial advisor or other third party to perform any valuation analysis or provide any opinion respecting the value of the Shares.” The Board of Directors believes this illustrates the lack of credibility of Alternative Liquidity’s valuation methods and the inadequacy of the Offer Price.

3.	Alternative Liquidity further states that “Shareholders who tender their Shares will give up the opportunity to participate in any future benefits from the ownership of Shares, including potential future dividends by the Company from operations or dispositions, and the Purchase Price per Share payable to a tendering Shareholder by the Purchaser may be less than the total amount which might otherwise be received by the Shareholder with respect to the Shares from the Company.” In addition to the aggregate total of $11.0 billion of cash and short-term investments, the Company’s principal business objective remains providing attractive risk-adjusted returns to its Shareholders through the sale of a combination of the Company’s diversified vaccines/biomedical products and potential long-term appreciation in the value of the Company through its R&D efforts in vaccines/biomedical products.

4.	Alternative Liquidity has made similar unsolicited partial tender offers for the stock of other public companies.

5.	Given the Offer Price, the Board of Directors believes that the Tender Offer represents an opportunistic attempt by Alternative Liquidity to make a profit by purchasing the Shares at a very low price relative to their value, thereby depriving the Shareholders who tender Shares in the Tender Offer of the potential opportunity to realize the full long-term value of their investment in the Company. The Board of Directors’ belief in this regard is supported by Alternative Liquidity’s own characterization of the Tender Offer. Specifically, the Board of Directors notes the following statement in the Schedule TO: “The Purchaser is making the Offer for investment purposes and with the intention of making a profit from the ownership of the Shares.”

6.	In addition, the Board of Directors notes that the Tender Offer can be amended for various reasons. Accordingly, the Board of Directors notes that there can be no assurance that the Tender Offer would be completed as soon as Alternative Liquidity implies, or with the same terms and conditions, including without limitation, the Offer Price. Finally, Shareholders’ tenders of Shares pursuant to the Tender Offer are irrevocable and may only be withdrawn prior to the Expiration Date, currently September 29, 2023, by following the strict procedure described in the Offer to Purchase.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In the course of its deliberations, the Board of Directors also considered the following material risks and other countervailing factors related to the Tender Offer that previously had been identified and discussed by the Company’s management and its Board of Directors:

1.	Trading of the Company’s common shares on NASDAQ has been halted since February 22, 2019 in order to facilitate the orderly distribution of the exchange shares pursuant to the rights agreement (the “Rights Agreement”), and in light of the ongoing litigation concerning the Rights Agreement, there can be no assurance when or if this halt will be lifted;

2.	the ongoing litigation concerning the exchange of shares and the Rights Agreement could have a material adverse effect on the results of the Company’s operations and our financial condition; and

3.	the Company has not been able to hold an annual meeting of shareholders since February 2018 due to the ongoing litigation concerning the exchange of shares and the Rights Agreement, and may not be able to hold an annual meeting of shareholders before the final determination of such litigation.

The foregoing discussion of the information and factors considered by the Board of Directors in reaching its conclusions and recommendations is not exhaustive, but rather includes the material reasons and factors considered by the Board of Directors. In light of the wide variety of reasons and factors considered above, the Board of Directors has determined that the Tender Offer is not advisable and is not in the best interests of the Company or the Shareholders.

(c) Intent to Tender

The Company’s directors and executive officers are entitled to participate in the Tender Offer on the same basis as other Shareholders. However, after reasonable inquiry and to the best knowledge of the Company, none of the directors or executive officers of the Company intends to tender or sell Shares held of record or beneficially by such person for purchase pursuant to the Tender Offer.

Item 5.	Person/Assets Retained, Employed, Compensated or Used

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Shareholders concerning the Tender Offer.

Item 6.	Interest in Securities of the Subject Company

During the 60 days prior to the filing of this Schedule 14D-9, no transactions with respect to the common shares have been effected by the Company or, to the Company’s best knowledge, by any of its affiliates or subsidiaries or by the directors or executive officers of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals

The Company has not undertaken and is not engaged in any negotiations in response to the Tender Offer that relate to (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present distribution policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, Board of Directors’ resolution, agreement in principle or signed contract in response to the Tender Offer that relates to or would result in one or more of the foregoing matters.

Item 8.	Additional Information

Forward-Looking Statements

This Schedule 14D-9 contains “forward-looking statements” within the meaning of the federal securities laws that involve risks and uncertainties, many of which are beyond the Company’s control. The Company’s actual results could differ materially and adversely from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in this Schedule 14D-9. Forward-looking statements are statements other than historical facts that relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, financial condition, liquidity, capital resources, cash flows, results of operations and other financial and operating information. When used in this Schedule 14D-9, the words “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “should,” “project,” “plan,” or the negative of these words, variations thereof or similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Shareholders are cautioned that any such forward-looking statements are not guarantees of future performance, and involve risks and uncertainties. For example, our forward-looking statements include statements regarding Alternative Liquidity’s Tender Offer. Factors that could cause or contribute to such differences include, but are not limited to risks inherent with tender offers; the occurrence of any event, change or other circumstances that could make the Tender Offer impracticable; risks related to disruption of management time from ongoing business operations due to the Tender Offer; unexpected costs, charges or expenses resulting from the Tender Offer; and litigation or claims relating to the Tender Offer. Factors and risks that could cause actual results to differ materially from expectations are disclosed from time to time in greater detail in the Company’s filings with the SEC including, but not limited to, the Company’s Annual Report on Form 20-F filed with the SEC on May 1, 2023, its press release in relation to its unaudited first half of 2023 financial results on Form 6-K filed with the SEC on August 15, 2023 and the Company’s future filings. The Company cautions that you should not place undue reliance on any of its forward-looking statements. Any forward-looking statement made by the Company in this Schedule 14D-9 speaks only as of the date on which it is made. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

Item 9.	Exhibits

(a)(1)	Press release issued by the Company on September 5, 2023
(e)(1)	Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed by the Company with the SEC on May 1, 2023*
(e)(2)	Form 6-K filed by the Company with the SEC on August 15, 2023*

* Incorporated by reference as provided in Item 8 hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Sinovac Biotech Ltd.

By:	/s/ Nan Wang
Nan Wang
Chief Financial Officer

Date:	September 5, 2023